Exhibit A

Ceragon Indicates Q2 2019 Revenue Was Affected by a Further Delay in Receiving Certain Orders from India

July 2, 2019

Ceragon Indicates Q2 2019 Revenue Was Affected by a Further Delay in Receiving Certain Orders from India

Delayed orders are part of an ongoing large-scale network rollout and capacity ramp-up to meet data demand growth in the region

Conference call today at 9am EDT

Little Falls, New Jersey, July 2, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced a further delay in receiving certain large orders from India. The orders, which the company had expected in time to be able to recognize a significant portion of the related revenue during the second quarter of 2019, are now expected in the third quarter. As a result of the further delay, approximately $20 million of revenue was pushed out from the second quarter. The remainder of Ceragon’s global business was slightly better than management’s expectations during the quarter.

Due to the unanticipated delay in the orders from India, the company currently estimates that that its second quarter 2019 results will include revenue in the range of $71 million to $74 million.  On a GAAP basis, net results are expected to be in the range of a small loss to a small profit, with a net profit on a non-GAAP basis.  This does not represent an update of prior guidance because the company does not typically provide detailed quarterly guidance. Ceragon expects to report actual results for the second quarter of 2019 on August 12, 2019.

“We received one of the smaller orders from India in the last few days, and we expect to receive the other, larger orders in time to recognize the related revenue during Q3 and Q4,” said Ira Palti, president and CEO of Ceragon. “The reasons for the delay relate to customers’ internal processes, and the aggregate value of these orders has remained the same since we first began working on the details. Since we don’t expect an acceleration of the deployment schedule, the delay is expected to roll through the remaining quarters of 2019 and push a total of approximately $20 million of revenue related to India from 2019 into 2020.

“These new orders are part of an ongoing 4G expansion and densification effort in India that we have been supporting for the past 5 years,” Mr. Palti noted. “Our compact all-outdoor wireless backhaul solution has been extremely well-received in the region because it enables quick and simple capacity ramp-up with no service interruption via its unique multicore capabilities. Ceragon is proud to be an integral part of this massive effort in one of the largest and fastest growing telecommunications markets in the world, and we look forward to continuing to support these deployments as they evolve along the path from 4G to 5G. In addition, we expect to apply the same advantages that have enabled us to achieve our leading position in wireless backhaul in India to other geographic markets as operators around the world upgrade and densify their networks in preparation for launching 5G services.”

Ceragon Indicates Q2 2019 Revenue Was Affected by a Further Delay in Receiving Certain Orders from India

July 2, 2019

Conference Call Details
A conference call will take place today beginning at 9:00 a.m. EDT. Investors are invited to join by calling USA: (800) 230-1059 or International: +1 (612) 234-9959, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis. Investors can also listen to the call live via the Internet by accessing Ceragon Network’s website at www.ceragon.com/investors/webcasts/, and completing the registration.  If you are unable to join live, the replay numbers are: USA: (800) 475-6701 or International: +1 (320) 365-3844 Access Code: 469412. A replay of the call will be available through August 2, 2019.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed.
Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Ran Vered
Ceragon Networks	Ceragon Networks
Tel: +972-3-543-1163	Tel. +972-3-543-1595
tanyas@ceragon.com	investor@ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Ceragon Indicates Q2 2019 Revenue Was Affected by a Further Delay in Receiving Certain Orders from India

July 2, 2019

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin competitive pressures, order timing, growth prospects, and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that the results of our accounting close for the 2019 second quarter will not be as anticipated;  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that we will be unable to extend our competitive strengths in India to other geographic areas because of market differences and other factors; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.